SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 8-K/A

                CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF

                     THE SECURITIES AND EXCHANGE ACT OF 1934

               Date of report (date of earliest event reported):
                                 MARCH 25, 1997


                           EARTH SEARCH SCIENCES, INC.
             (Exact name of registrant as specified in its charter)



      State of Utah                   0-19566                   87-0437723
(State of Incorporation)            (Commission             (I.R.S. Employer
                                      File No.)             Identification No.)



               502 North 3rd Street, Suite #8, McCall, Idaho 83638 (Address of principal executive offices) (Zip code)


               Registrant's telephone number, including area code:
                                 (208) 634-7080


                                    No Change
          (Former Name or Former Address, if changed since last report)

Item 5.  OTHER EVENTS.

          ESSI PROBE 1 HYPERSPECTRAL IMAGING SENSOR TO BE FLOWN ABOARD
                   CMI AIRCRAFT WITH DATA PROCESSING BY ASIT

California Microwave, Inc. (CMI) announced that it has selected Earth Search Sciences, Inc. (ESSI) to provide a Probe 1 Hyperspectral imaging sensor to be flown on-board a CMI Airborne Systems Integration Division aircraft.

Applied Signal and Image Technology, Inc. (ASIT) of Millersville, Maryland will be responsible for the reduction and analysis of data obtained from the Probe 1. ASIT is strategically aligned with CMI, ESSI, and the instrument manufacturer Integrated Spectronics Pty Ltd. of Australia. At present, it is anticipated that the Probe 1 will be delivered to ESSI in May of this year.

Hyperspectral imaging systems are important because they offer a potential increase in classification accuracy over multispectral systems like LANDSAT. Tailored processing of hyperspectral data allows for the unambiguous identification of many materials via their reflectance signatures, a capability that existing multispectral systems (which under-sample the spectrum) do not offer.

The  superior   capability   provided  by  hyperspectral   for  material
identification has applications in many areas including defense, environmental, agriculture, urban planning, global change assessment, and others.

The Probe 1 is designed to collect hyperspectral imaging which fully samples the fully visible and near infrared wavelength region of the electromagnetic spectrum through the acquisition of 128 spectrally contiguous image channels. A complete visible and near infrared reflectance spectrum can be extracted from any spatial element of a hyperspectral data set allowing a trained analyst to determine the identity of land cover units based on their unique reflectance characteristics.

Automatic processing of the data can be accomplished through application of proprietary algorithms developed by ASIT. These algorithms are hosted in the ASPECT and SENTINEL software packages as well as the PROSPECTRE near real-time adaptive spectral processing and analysis system. The PROSPECTRE system is being adapted specifically to the Probe 1 by ESSI and ASIT to
ultimately  provide  real-time   spectral   processing  of  Probe  1  data  that
automatically determine major scene constituents and map those constituent materials.

The end result can be either abundance images wherein the brightness of each picture element is related to the abundance of the target material or classification images wherein each picture element is grouped into one of several classes determined a priori from the data itself.

Dr. John Peel, CEO of Earth Search Sciences said, "We are excited and welcome this strategic alliance. It is a milestone in ESSI's continuing development".

Dr. Joseph Harsanyi, President of ASIT stated, "Our adaptive spectral processing and analysis systems significantly reduce the time taken to extract useful information from these large, complex data sets. This is of key commercial importance when clients require fast post-mission delivery of results."

Dr. Terry Cocks of Integrated Spectronics has been working with ESSI to bring into operation a series of advanced airborne hyperspectral scanners capable of surveying the earth's surface at rates up to 1500 square km per hour. "We are very excited about the Probe 1 scanners in that they will provide a quantum leap in mineral exploration capabilities".

"The Probe 1 scanners are far superior to any other commercially available system in such critical performance parameters as signal to noise ratio, spectral resolution and spectral coverage. ESSI is unique in its vision of having airborne imaging spectroscopy as a core technology in its mineral exploration programs", Cocks said.

California Microwave Inc. is a leader in wireless and satellite communications. Founded in 1968, the company operates facilities in seven states and sells into more than 11 countries. California Microwave is the number one supplier of microwave radios and telecommunications satellite earth stations used in wireless communications. Its strategy calls for significant expansion in the wireless area.

In fiscal 1996, its sales were approximately 460 million dollars. California Microwave's commercial wireless and satellite communications facilities are certified to the ISO 9001 quality standard.

The CMI Airborne Systems Integration Division has announced that it will provide a dedicated aircraft obtained from their partner AGES, Inc. of Boca Raton, Florida to act as the airborne platform for the Probe 1. Sensor integration will be completed by the end of the second quarter of 1997 with data acquisitions to begin soon thereafter. The CMI aircraft with the ESSI Probe 1 will be on display at the Third International Airborne Remote Sensing Conference and Exhibition in Copenhagen, Denmark, 7-10 July, 1997.

                                    SIGNATURE

         Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned duly authorized.


                                   EARTH SEARCH SCIENCES, INC.
                                   (Registrant)



                                   By /s/ Larry F. Vance
                                   Larry F. Vance
                                   Chairman and Director


March 25, 1997